SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                          BRIDGEPORT MACHINES, INC.
    ----------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $0.01 par value per share
    ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                 108228-10-7
                   ----------------------------------------
                               (CUSIP Number)

                          Robert A. Trevisani, Esq.
                             Gadsby & Hannah LLP
                             225 Franklin Street
                       Boston, MA 02110 (617) 345-7013
    ----------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               March 15, 1999
    ----------------------------------------------------------------------
           (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)   Names of Reporting Persons:

      HIGH TECHNOLOGY HOLDING CORP.
      I.R.S. Identification Number: 06-1272462

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(2)   Check the Appropriate Box if a Member     (a) [  ]
      of a Group*                               (b) [  ]

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(3)   SEC Use Only

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(4)   Source of Funds*

      BK

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)  [  ]

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(6)   Citizenship or Place of Organization

      DELAWARE

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Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power
      568,700

(8)   Shared Voting Power
      0

(9)   Sole Dispositive Power
      568,700

(10)  Shared Dispositive Power
      0

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      568,700

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [
]

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(13)  Percent of Class Represented by Amount in Row (11)

      10%

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(14)  Type of Reporting Person*

      CO

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(1)   Names of Reporting Persons.

      DR. MILTON B. HOLLANDER

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(2)   Check the Appropriate Box if a Member     (a)  [  ]
      of a Group*                               (b)  [  ]

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(3)   SEC Use Only

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(4)   Source of Funds*

      Not Applicable

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)  [  ]

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(6)   Citizenship or Place of Organization

      USA

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Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power
      568,700

(8)   Shared Voting Power
      0

(9)   Sole Dispositive Power
      568,700

(10)  Shared Dispositive Power
      0

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      568,700

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [  ]

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(13)  Percent of Class Represented by Amount in Row (11)

      10%

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(14)  Type of Reporting Person*

      IN
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ITEM 1.  SECURITY AND ISSUER

      This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value (the "Shares"), of Bridgeport Machines, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 500 Lindley Street, Bridgeport, Connecticut 06606.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement is being filed by High Technology Holding Corp. ("HTH"), a Delaware corporation, the principal business of which is a holding company and by Dr. Milton B. Hollander ("Hollander"), the owner of 100% of the issued and outstanding capital stock of HTH. The principal business address of HTH is 2229 South Yale Street, Santa Ana, California 92704-4426. Neither HTH, nor, to the best of the knowledge of HTH or Hollander, any director or executive officer of HTH, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Pursuant to Instruction C to Schedule 13D of the Act, the name, address and present occupation of each director, executive officer and controlling person of HTH are set forth in Schedule 1 hereto. All persons listed therein are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The source of funds used by HTH in making the purchase was from a general line of credit. The aggregate amount of funds used in making the purchase including brokerage commissions and other costs through the close of business on March 15, 1999 was approximately $6,208,743.

ITEM 4.  PURPOSE OF THE TRANSACTION

      HTH acquired and continues to hold the Shares of the Company for investment purposes. Depending on market conditions and other factors that HTH may deem material to its investment decision, HTH may purchase additional Shares by means of open market purchases, private transactions, tender offers, mergers or other business transactions. Depending on these same factors, HTH may sell all or a portion of the Shares that it now owns or hereafter acquires on the open market or in private transactions.

      Following a series of discussions with the Company's management and members of its Board of Directors, HTH by letter dated March 15, 1999 proposed that the Company's Board accept a plan pursuant to which the Company would redeem from its shareholders up to fifty percent (50%) of its issued and outstanding common stock, exclusive of the 10% held by HTH, (approximately 2.5 million shares) at a price of $10.125 per share. The HTH proposal further stipulated that shareholders who did not tender would receive a 3-year warrant for each share held. The terms and conditions of issuance of the warrants to be negotiated.

      The HTH proposal is contingent upon changes in the Board of Directors satisfactory to HTH. HTH expressed its desire to take an active role in the Company's management of the Company. The self-tender proposed by HTH is to be financed through a credit facility arranged by HTH. The financing letter obtained by HTH is contingent upon several matters including completion of an appraisal of Company assets.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, Hollander, through HTH, beneficially owns 568,700 shares of Common Stock of the Company. According to the Company's Annual Report on Form 10-Q dated February 12, 1999 there were 5,704,404 shares of Common Stock outstanding as of January 2, 1999.* Based upon that number, the ownership of HTH constitutes approximately 10% of the Company's issued and outstanding Common Stock. Except as set forth herein, to the best of HTH's or Hollander's knowledge, no person named in
            Schedule 1 except for Hollander beneficially owns any shares of Common Stock of the Company.

            * HTH believes there are issued and outstanding 5,593,904 shares if 110,500 Treasury shares are excluded from the computation.

      (b) Hollander has the sole power to vote or direct the vote, and to dispose of or to direct the disposition of 568,700 shares of Common Stock of the Company.

      (c)   N/A

      (d) No person other than Hollander has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by HTH.

      (e)   N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                              LIST OF EXHIBITS

None.


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 1999

                                       HIGH TECHNOLOGY HOLDING, CORP.

                                       By:  /s/ Milton B. Hollander
                                            -----------------------
                                       Name/Title: Dr. Milton B. Hollander,
                                                   President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 1999


                                       Signature:  /s/ Milton B. Hollander
                                                   -----------------------
                                       Name/Title: Dr. Milton B. Hollander,
                                                   individually


SCHEDULE 13D
Bridgeport Machines, Inc.
Cusip No. 108228107

                                 SCHEDULE 1

      The following individuals are all of the officers and directors of HTH. Dr. Milton B. Hollander is the only controlling person of HTH:

Directors                      Address                      Current Employment
---------                      -------                      ------------------

Dr. Milton B. Hollander        2229 South Yale St.          Chairman & CEO
                               Santa Ana, CA 92704-4426     Newport Electronics, Inc.
                                                            President - HTH

Officers
--------

Dr. Milton B. Hollander        [Same as Above]              [Same as Above]
President

Ralph S. Michel                41 Rosewood Drive            Vice President & CFO
Vice President & Secretary     Easton, CT 06612             Omega Engineering, Inc.
